SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                   Report for the Month of April, 2003

                                XENOVA GROUP PLC
                              (Name of Registrant)

                             957 Buckingham Avenue
                                    Slough
                                   Berkshire
                                    SL1 4NL
                                    ENGLAND
                  (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F.X.... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


The Report contains a copy of the following:

(1) Research Update













                         Xenova Group plc


      Patient Dosing Begins in Phase IIa Cocaine Administration Trial for
                      Anti-Cocaine Addiction Vaccine TA-CD


Slough, UK, 14th April 2003 - Xenova Group plc (Nasdaq NM: XNVA; London Stock
Exchange: XEN) today announced that patient dosing has begun in a Phase IIa cocaine administration trial for Xenova's therapeutic vaccine TA-CD, which is under development for the treatment of cocaine addiction. The ten-patient open label trial is being conducted in the United States and is designed to evaluate the effect of TA-CD on behavioural changes associated with cocaine administration.

Cocaine-dependent volunteers, specifically selected from those not seeking to quit, undergo psychological and physiological assessments whilst cocaine is administered under laboratory conditions. The effect of TA-CD will be determined by comparing findings from before and after a four-dose immunisation course. This study is being funded, in part, by the US National Institute on Drug Abuse (NIDA). NIDA has also supported earlier clinical work on TA-CD. TA-CD is the first vaccine to be developed with the goal of assisting cocaine abusers in their attempt to quit cocaine.

Previous clinical studies have shown that administration of TA-CD leads to the generation of antibodies that can bind free cocaine. TA-CD is a cocaine derivative conjugated to a carrier protein and formulated with an adjuvant. Ultimately, it is intended for use alongside behavioural therapy programmes in patients who are trying actively to overcome their cocaine addiction.

Cocaine abusers who make an attempt to quit are at risk of relapse if they ' slip' and use cocaine. By vaccinating those who wish to quit, it is intended that if the patient 'slips' the cocaine will bind to antibodies in the blood stream and interfere with the ability of the cocaine to enter the brain and stimulate the reward centres. The objective of vaccination with TA-CD is to reduce the euphoria obtained by the individual, thus diminishing the reinforcing effects of cocaine and increasing the likelihood of a successful attempt to quit.

Currently, there is no effective pharmacotherapy available for the approximately 900,000 individuals in the USA each year who seek medical help with respect to their cocaine addiction.

"There is a substantial need for new approaches to help drug addicts overcome their habit," said David Oxlade, Chief Executive of Xenova. "TA-CD has made promising progress in earlier clinical studies and this additional trial is designed to show for the first time whether addicts' behaviour can be altered by administration of the TA-CD vaccine," he added.


                                    - ends -

Contacts:
UK:                                        US:
Xenova Group plc                           Trout Group/BMC Communications
Tel: +44 (0)1753 706600                    Tel: 001 212 477 9007
David A Oxlade,
Chief Executive Officer                    Press: Brad Miles (Ext 17)
Daniel Abrams,                             Lauren Tortorete (Ext 20)
Group Finance Director                     Investors: Jonathan Fassberg
Jon Davies, Corporate                      (Ext 16) Lee Stern (Ext 22)
Communications

Financial Dynamics
Tel: +44 (0)207 831 3113
David Yates/Ben Atwell


                                Notes to Editors

Xenova Group plc's product pipeline focuses principally on the therapeutic areas of cancer and immune system disorders. Xenova has a broad pipeline of programmes in clinical development. The Group has a well-established track record in the identification, development and partnering of innovative products and technologies and has partnerships with significant pharmaceutical and biopharmaceutical companies including Lilly, Pfizer, Celltech, Genentech, QLT and Millennium Pharmaceuticals.

TA-CD is designed for use alongside a behavioural therapy program in patients who are trying actively to overcome their cocaine addiction. TA-CD represents a completely new approach to the treatment of cocaine addiction by way of immune intervention. The vaccine aims to build an antibody response against the drug which will neutralize its effect on the brain. The results of an earlier four-dose Phase IIa dose escalation study, which were reported in July 2001, found that TA-CD was well tolerated both systemically and locally, and an attenuation of the usual euphoric effects of cocaine was reported amongst five of six patients who relapsed during the study, providing anecdotal evidence of the benefit TA-CD may provide. In April 2002 patient dosing began in an open label Phase IIa dose escalation trial for TA-CD, which was designed to evaluate the safety and immunogenicity of TA-CD using a 4 or 5 dose vaccination schedule. This study is being funded in part by the National Institute on Drug Abuse
(NIDA). NIDA has also supported earlier clinical work as part of this program.

Regular cocaine users number more than two million in the U.S. alone. Of these, approximately 900,000 seek treatment each year. Most cocaine addicts are treated by a specialist physician or psychiatrist in drug rehabilitation centres. However, due to a high relapse rate reported with current treatment, there is a clear need for an effective treatment to be used alongside a behavioural therapy program, where currently nothing is available.


For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk

For Xenova: Disclaimer to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995. This press release contains "forward-looking statements," including statements about the discovery, development and commercialization of products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: adverse results in our drug discovery and clinical development programs; failure to obtain patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialize products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and product initiatives by competitors. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               XENOVA GROUP PLC
                                               (Registrant)




                                               By:__/s/ Daniel Abrams__
                                               Daniel Abrams
                                               Group Finance Director
                                               (Signature)*


Date 14 April 2003